                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 4)

                           IMPCO TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

              Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   45255W106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                          Questor Partners Fund, L.P.
                      Questor Side-by-Side Partners, L.P.
                             103 Springer Building
                             3411 Silverside Road
                             Wilmington, DE 19810
                                (302) 478-6160
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                  Copies to:

     Edward L. Scarff                       Michael J. Coleman, Esq.
     601 California Street                  Shearman & Sterling
     Suite 1450                             555 California Street, Suite 2000
     San Francisco, CA 94108                San Francisco, CA 94104
     Telephone: (415) 433-6670              Telephone: (415) 616-1100
--------------------------------------------------------------------------------

                                 July 13, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 45255W106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Partners Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,856,969*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             133,357*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,856,969*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          133,357*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,990,326*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Prior to the proposed sale and purchase of Common Shares described in Item 4. After such sale and purchase, the aggregate amount beneficially owned will be 1,115,326 shares.

** Based upon 8,579,807 shares outstanding as of May 31, 2000 as reported in Impco's Report on Form 10-K for the fiscal year ended April 30, 2000. After the proposed sale and purchase of Common Shares described in Item 4 and the issuance of 1,625,000 shares to be issued in the offering referred to in Item 4 below, the percent of class will be 10.9%.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 45255W106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Side-by-Side Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          133,357*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,856,969*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          133,357*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,856,969*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,990,326*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*   Prior to the proposed sale and purchase of Common Shares described in Item
4. After such sale and purchase, the aggregate amount beneficially owned will be 1,115,326 shares.

** Based upon 8,579,807 shares outstanding as of May 31, 2000 as reported in Impco's Report on Form 10-K for the fiscal year ended April 30, 2000. After the proposed sale and purchase of Common Shares described in Item 4 and the issuance of 1,625,000 shares to be issued in the offering referred to in Item 4 below, the percent of class will be 10.9%.

          This Amendment No. 4 ("Amendment No. 4") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on June 16, 1998, as amended, by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners L.P., a Delaware limited partnership ("Questor SBS", and together with Questor Partners, the "Reporting Persons") with respect to shares of common stock, par value $0.001 per share (the "Common Shares"), of IMPCO Technologies, Inc., a Delaware corporation ("Impco").

          Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.


Item 4.  Purpose of Transaction.
         ----------------------

          The following text is added to Item 4 of the Schedule 13D:

          On July 13, 2000, Questor Partners and Questor SBS signed an underwriting agreement (the "Underwriting Agreement") with Impco and FleetBoston Robertson Stephens Inc., CIBC World Markets Corp. and FAC/Equities, a division of First Albany Corporation, as representatives (the "Representatives") of the several underwriters (the "Underwriters"), pursuant to which Questor Partners and Questor SBS have agreed to sell to the Underwriters 816,375 Common Shares and 58,625 Common Shares, respectively, at a purchase price to the Underwriters, net of underwriting discounts and commissions, of $32.90 per Common Share. The sale and purchase was part of a registered public offering of Common Shares by Impco. Pursuant to the Underwriting Agreement, Impco has agreed to issue and sell to the Underwriters 1,625,000 Common Shares at the same purchase price. Impco has also granted the Underwriters an option to purchase up to an additional 375,000 Common Shares from Impco at the same purchase price in certain circumstances. The closing of the sale and purchase of Common Shares contemplated by the Underwriting Agreement is subject to certain conditions. The foregoing summary of the Underwriting Agreement is qualified by reference to the copy of the Underwriting Agreement attached as Exhibit 8.

         On July 12, 2000, Ed Scarff and Chris Mumford, designees of Questor Partners and Questor SBS, resigned from the Board of Directors of Impco pursuant to the previously disclosed Registration Agreement.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

          Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

          (a) The table set forth below indicates the number of Common Shares owned by Questor Partners and Questor SBS. The percentage calculations are based on 8,579,807

Common Shares being outstanding as of May 31, 2000 (according to Impco's Quarterly Report on Form 10-K for the fiscal year ended April 30, 2000). As noted in Item 4 above, Questor Partners and Questor SBS have signed the Underwriting Agreement pursuant to which they have agreed to sell to the Underwriters 816,375 Common Shares and 58,625 Common Shares, respectively, at a purchase price to the Underwriters, net of underwriting discounts and commissions, of $32.90 per Common Share. The closing of such sale is subject to certain conditions. The numbers set forth in the table below reflect ownership prior to such sale. After such sale and purchase, the total shares owned will be 1,115,326 and the total percentage will be 10.9%.


                                             Beneficial Ownership
                            Number of           Percentage of
                           Common Shares        Common Shares
                      ---------------------  ----------------------

Questor Partners                 1,856,969                   21.7%

Questor SBS                        133,357                    1.6%
                                 ----------                  -----

Total                            1,990,326                   23.2%


          Each of Mr. Scarff and Mr. Mumford holds stock options to purchase 20,000 Common Shares at an exercise price of $16.25 per share, which stock options vest at the rate of 25% per year beginning October 15, 1999 until fully vested. Neither Questor Partners nor Questor SBS has any beneficial ownership in these stock options or the underlying securities. Such stock options and the underlying securities are not included in the number of Common Shares owned by Questor Partners or Questor SBS.

          Except as set forth above, none of the other persons named in Item 2 above own any interests in Common Shares.

          (b) The number of Common Shares with respect to which Questor Partners and Questor SBS (i) have sole voting power, (ii) share voting power,
(iii) have sole dispositive power and (iv) share dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

          (c) As noted in Item 4 above, Questor Partners and Questor SBS have signed the Underwriting Agreement pursuant to which they have agreed to sell to the Underwriters 816,375 Common Shares and 58,625 Common Shares, respectively, at a purchase price to the Underwriters, net of underwriting discounts and commissions, of $32.90 per Common Share. The closing of such sale is subject to certain conditions.

Except as described in the Schedule 13D, none of Questor Partners or Questor SBS or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares during the past 60 days.

          (d)   None.

          (e)   Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of Issuer.
         -------------------------------------

         The following text is added to Item 6 of Schedule 13D:

                See the summary of the Underwriting Agreement in Item 4 above and the copy of the Underwriting Agreement attached as Exhibit 8.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit Number     Description                                      Page

8                  Underwriting Agreement, dated July 13, 2000,       9
                   by and among IMPCO Technologies, Inc., Questor
                   Partners Fund, L.P., Questor Side-by-Side
                   Partners, L.P. and FleetBoston Robertson
                   Stephens Inc., CIBC World Markets Corp. and
                   FAC/Equities, a division of First Albany
                   Corporation, as representatives of the several underwriters.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


July 14, 2000                 Questor Partners Fund, L.P.

                              By:  Questor General Partner, L.P., its
                                   general partner

                              By:  Questor Principals, Inc., its
                                   general partner


                              By:  /s/ Robert E. Shields
                                   ------------------------
                                   Name: Robert E. Shields



                              Questor Side-by-Side Partners, L.P.

                              By:  Questor Principals, Inc., its
                                   general partner


                              By:  /s/ Robert E. Shields
                                   ---------------------
                                   Name: Robert E. Shields

                                 Exhibit index

Exhibit Number     Description                                      Page

8                  Underwriting Agreement, dated July 13, 2000,       9
                   by and among IMPCO Technologies, Inc., Questor
                   Partners Fund, L.P., Questor Side-by-Side
                   Partners, L.P. and FleetBoston Robertson
                   Stephens Inc., CIBC World Markets Corp. and
                   FAC/Equities, a division of First Albany
                   Corporation, as representatives of the several underwriters.